

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 22, 2007

Mr. Peter Barnes
President and Chief Executive Officer
Silver Wheaton Corp
Suite 3400 - 666 Burrard Street
Vancouver, BC
V6C 2X8

> **Re:** **Silver Wheaton Corp**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed on March 26, 2007**
> **File No. 001-32482**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Description of the Business, page 6

1.   We note your disclosure that indicates you are a mining company. It appears from your disclosure, that you hold various agreements to purchase refined silver at fixed prices, and also passive investments in companies engaged in mining activities. We are unable to locate disclosures that suggest you are actively engaged in direct mining activities. If true, please revise your disclosure to clarify the nature of your operations to avoid investor confusion.

Notes to the Consolidated Financial Statements, page 25

Note 2. Accounting Policies, page 25

Silver Contracts, page 25

2.   We note that the amounts paid for contracts for which settlement is called for in silver are recorded at cost and the cost is separately allocated to reserves, resources and exploration potential. Please quantify the amounts allocated to each.

Engineering Comments

General

3.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

   Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

4.   Please add a risk factor stating you are dependent on the continued operation of these four other mining properties, owned by Glencore International, Goldcorp or Luismin, and Lundin Mining for your future revenue streams. Their financial future and possible curtailment of their operations due to adverse conditions may have a serious impact on your future revenue stream.

Summary of Proven and Probable Reserves, page 16 & Mineral Resources, page 18

5.   Please change the Yauliyacu reserve and resource tables to reflect the reserve/resources are as of December 31, 2006.

Proven and Probable Mineral Reserves, page 23

6.   Clarify that the reserve silver cutoff grade may also be influenced by the other byproduct metals associated with the silver ores mined. Please also disclose your reserve estimates were not prepared by your company and you only report the silver component for the other companies multi-element reserve reports. Additionally please also indicate the portion of the quantities disclosed for which you contractually have the right to purchase. Highlight to investors that the entire reserve quantities disclosed do not represent quantities that you currently have a contractual right to purchase and ultimately sell.

7.   We note your silver cutoff grade does not use the $3.90 per ounce silver received, but instead uses the silver prices as reported by the other operating companies, i.e. Goldcorp - San Dimas & San Martin Mines - $7.00 Ag (Gold & Silver), Lundin Mining - Zinkgruvan mine - $5.75 Ag (Zink, Lead, Copper, Silver), Glencore International - Yauliyacu mine - $6.00 Ag (Zink, Lead, Copper, Silver). These mining companies may use a total mining cost, metal equivalent grade or a NSR value to determine the actual ore and waste material boundaries. Please explain how these cutoff grade values may use commodity prices that vary from the contracted revenues received and generate a profit.

Closing Comments

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief